NTL


Exhibit 12.1

                                                                                       December 31
                                                      -----------------------------------------------------------------------------
                                                               1998            1997            1996            1995            1994
                                                      -------------   -------------   -------------   -------------   -------------
Fixed charges:
              Interest                                $ 356,575,000   $ 209,340,000   $ 147,326,000   $  40,562,000   $  15,316,000
              Amortization of debt expense               10,227,000       7,831,000       8,873,000       1,424,000         502,000
              Interest portion of rental expense          9,687,000       6,016,000       4,957,000         647,000         369,000
                                                      -------------   -------------   -------------   -------------   -------------
                                                      $ 376,489,000   $ 223,187,000   $ 161,156,000   $  42,633,000   $  16,187,000
                                                                                      =============   =============   =============
Preferred Stock Dividend Requirement                     18,761,000      11,978,000
                                                      -------------   -------------
Combined Fixed Charges and Preferred Stock Dividends  $ 395,250,000   $ 235,165,000
                                                      =============   =============
Earnings:
              Income (loss) from operations           ($537,943,000)  ($348,648,000)  ($246,801,000)  ($ 93,262,000)  ($ 27,943,000)
              Fixed charges per above                   376,489,000     223,187,000     161,156,000      42,633,000      16,187,000
                   Less: Capitalized interest           (27,760,000)     (6,770,000)    (10,294,000)    (12,183,000)     (3,906,000)
                                                      -------------   -------------   -------------   -------------   -------------
                                                      ($189,214,000)  ($132,231,000)  ($ 95,939,000)  ($ 62,812,000)  ($ 15,662,000)
                                                      =============   =============   =============   =============   =============

Ratio of Earnings to Fixed Charges (1)                           --              --              --              --              --
Ratio of Earnings to Combined Fixed Charges and
      Preferred Stock Dividends (2)                              --              --


The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1) For the years ended December 31, 1998, 1997, 1996, 1995, and 1994, the deficit of earnings to fixed charges was $565,703,000, $355,418,000, $257,095,000, $105,445,000 and $31,849,000, respectively.

(2) For the years ended December 31, 1998 and 1997 the deficit of earnings to combined fixed charges and preferred stock dividends was $584,464,000 and $367,396,000, respectively.